Exhibit 13.3

St. Regis Aspen Resort owners eye IPO | AspenTimes.com Page 1 of 2 St. Regis Aspen Resort owners eye IPO November 13, 2017 The owners of the St. Regis Aspen Resort, one of Aspen's flagship hotels, said they would file documents this morning with the Securities and Exchange Commission to take the luxury property public. A newly formed real-estate investment trust called Aspen REIT Inc. and headed by investor Stephane De Baets is aiming to hold an initial public offering to raise $33.5 million. Net proceeds from the IPO would be combined with a partnership of Aspen REIT to acquire 100 percent of indirect interest in the hotel, Aspen REIT said in a company statement. The IPO is being made possible through the Jumpstart Our Businesses Startups Act, commonly referred to as the JOBS Act, which was signed into law in 2012. The JOBS Act eases SEC restrictions on IPOs by smaller companies wishing to go public. Aspen REIT is a division of Elevated Returns LLC, a New York-based real estate asset management and advisory firm controlled by De Baets. The 179-room luxury hotel, located at the foot of Aspen Mountain, is the sole property in the new REIT. Typically REITs have multiple properties. In a telephone interview Friday, De Baets said "my good feeling" is the IPO would be held in December. "For the man on the street, he will be able to get a piece of a trophy asset," said De Baets, who started the Chefs Club restaurant at the St. Regis through his Elevated Returns investment company, which has since opened a similar restaurant at SoHo in New York with its eyes on London and Asia, Forbes reported in April. The Aspen Chefs Club would not be included in the IPO, De Baets said. De Baets' Bangkok-based OptAsia Capital Co. Ltd bought the 5-star St. Regis for $70 million in September 2010. DeBaets called the St. Regis IPO a "pioneer move" in the REIT trade, in large part because it involves a single asset. "Usually what you have (in an REIT) is a bundle of property," he said. "But when you have a single asset, you can say it is this and only this." A local hotel developer who spoke on the condition of anonymity said what Aspen REIT Inc. is doing appears to be the first of its kind. "What they are doing is coming up with a unique way of forming a REIT to own part of a great hotel," he said. "It's an interesting way for the more iconic hotel to be a shared hotel." http://www.aspentimes.com/news/st-regis-aspen-resort-owners-eye-ipo/

St. Regis Aspen Resort owners eye IPO | AspenTimes.com Page 2 of 2 Aspen REIT, in a company statement, said it plans to offer 1.675 million shares at $20 each. It would be listed under the ticker symbol "AJAX" on the New York Stock Exchange. "Aspen REIT intends to be the first single-asset REIT on a national exchange," the company statement says. Marriott International Inc. manages the St. Regis Aspen, which opened in Aspen as the Ritz-Carlton in 1992. De Baets said Marriot would continue to operate the hotel after it is taken public. rcarroll@aspentimes.com (mailto:rcarroll@aspentimes.com) http://www.aspentimes.com/news/st-regis-aspen-resort-owners-eye-ipo/

Aspen REIT to Raise $33.5 Million in Reg... http://pipeline.thedeal.com/article/1438...

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IPOS/OFFERINGS

Aspen REIT to Raise $33.5 Million in Reg A+ Offering

EXCLUSIVE

The single-asset vehicle is purchasing a high-end ski resort in Colorado.

By Paul Springer

Updated on November 13, 2017, 03:13 PM ET



Aspen REIT Inc. is going public in a Reg A+ offering that will give the single-asset vehicle capital to acquire Aspen, Colo.'s, St. Regis Aspen Resort, which will continue to operate under the management of Marriott International Inc., according to documents filed Monday, Nov. 13.

The resort consists of a 179-room luxury hotel encompassing restaurants, a private spa, 29,000 square feet of indoor and outdoor conference and banquet venues, and a heated outdoor pool with surrounding views of the Aspen mountainside. The property is managed by a subsidiary of Marriott International Inc.

The offering will consist of 1.675 million shares of stock priced at $20. The company plans to be listed on the New York Stock Exchange as AJAX.

Page 1 of 2 2017-11-13 12:19

Aspen REIT to Raise $33.5 Million in Reg... http://pipeline.thedeal.com/article/1438...

Placement agent Maxim Group LLC's lead selling agents Joseph Rallo and Vera Carbone will oversee placement. Maxim also has a long track record in the private-investment-in-public-equity market.

Information and deal documents are available through online platform M-Vest.

Clifford Chance US LLP and Ellenoff Grossman & Schole LLP are advising the company.

Grant Thornton LLP is serving as its auditor.

CEO, president and board member Stephane De Baets, who has a 20-year track record in corporate finance and M&A, told The Deal that while traditional initial public offerings can be more expensive, his company chose Reg + not because of cost concerns but because it allows general solicitation to all types of investors.

Reg A+ is a product of the JOBS Act, which created offerings like Reg + and rule 506c private placements to provide small companies with more access to capital and allow retail investors access to assets previously available to institutions.

"This is the most effective way to enable the man on the street the same opportunity to invest as institutions have," De Baets said on Nov. 10.

"We're reaching out with the best digital marketing tools to offer liquidity and an institutional asset to all types of investors."

M-Vest is an online investing platform, and Maxim has extensive experience as a placement agent. While Reg A+ is relatively new, maxim has been involved in placing 249 PIPEs that raised over $3.4 billion since 2003, according to PrivateRaise, TheStreet Inc.'s private placement data service.

De Baets noted that retail investors are likely to be at least generally familiar with real estate investing.

While are all forms of investment are risky, real estate is more familiar than some other popular investments, like initial coin offerings and leveraged ETFs.

De Baets' ER-REITS LLC, a newly-formed, majority-owned subsidiary of his Elevated Returns LLC, will provide external management of the REIT.

Elevated Returns currently has about $250 million in assets under management.

Join us in New York City on Nov. 30 for **The Deal Economy Conference**, where leading industry experts and other influential members of the deal community will gather to discuss key issues that will confront dealmakers in 2018.

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Page 2 of 2 2017-11-13 12:19

Monday, 13 November 2017 Single-Asset REIT Offers Individuals Chance to Invest in St. Regis Aspen Resort Commercial Real Estate Direct Staff Report The owners of the St. Regis Aspen Resort in Aspen, Colo., are launching a REIT that would provide individual investors the opportunity to own a stake in the five-star resort. Aspen REIT Inc. is seeking to raise about $33.5 million through a stock offering, thus giving retail investors access to an asset that traditionally has been reserved only for institutional and high net-worth investors. If the offering is successful, individual investors will own a 49 percent equity stake in the 179-room resort, with the current owners keeping the remainder. Stephane De Baets, the general partner of the firm that purchased the resort for $70 million in 2010, is the REIT's chief executive. Michael Wirth, a longtime real estate executive and former chief financial officer of New York Mortgage Trust Inc., is chief financial officer. A subsidiary of De Baets' investment company, Elevated Returns LLC, will serve as the REIT's external manager. "I believe this is the future of real estate investing," De Baets said. "Up until products like this, it was virtually impossible for an individual investor to have exposure to a hospitality asset. We live in a time where there have to be ways for the general investor to bypass the food chain and obtain direct exposure to an asset that they can relate to." Aspen REIT plans to offer shares at $20 apiece through Maxim Group, a New York investment bank, and list its common stock on the New York Stock Exchange. The company is not looking to raise any debt financing. In 2015, it lined up $100 million of debt from KSL Capital Partners Credit Opportunities Fund, which since has provided another $20 million. The financing matures in April 2019, but could be extended for up to three additional one-year periods, as long as the property clears certain debt-yield hurdles. The financing pays a rate that's 455 basis points greater than Libor, or 0.99 percent, whichever is greater. The St. Regis Aspen Resort, at 315 East Dean St., is at the base of the Aspen mountain. It has four restaurants, a private spa, heated outdoor swimming pool and 29,000 square feet of indoor and outdoor conference and banquet space. A subsidiary of Marriott International Inc. manages the property. Aspen REIT is entering a field where at least one other company failed to attract interest from the general public. In 2014, Etre Asset Management, a New York investment manager, registered to raise up to $55.6 million through a sale of shares in a single-asset REIT to help fund the purchase of the 173,688-square-foot office building at 1201 Connecticut Ave. NW in Washington, D.C. But Etre withdrew the REIT's registration a week after announcing it had agreed to buy the property from Mack-Cali Realty Corp.

Two years later, Etre tried to raise $35 million in equity through another stock offering, to buy an 89 percent interest in the 224-unit Penn Treaty Village Penthouses apartment complex in Philadelphia. But the company again withdrew its proposed offering before selling any shares, citing "unfavorable market conditions." In both cases, Etre was seeking to raise capital in order to purchase properties. De Baets noted that his company already owns the St. Regis. He added that people are more likely to have an interest in investing in the St. Regis rather than an office or apartment property because they have stayed at the resort or know about its reputation. He said that people with an affinity for the St. Regis could be interested in an equity stake in the property, just as someone who owns a Tesla car is likely to want to buy the company's common stock. "We think that the St. Regis is an objective desire," De Baets said. "In order to attract interest from general investors, you need to give them something that they want to own. The appeal of the asset is massively different (than an office building)." The property last year generated $5.6 million of net operating income on $42.6 million of total revenue, including food and beverage services. Hotel NOI was $13.9 million. It operated at a 41.1 percent occupancy rate and generated an average daily rate of $583, for $239 of revenue per available room. This year through the end of September, occupancy was 66 percent and average rate was $709, for $468 of RevPAR. The property's room rate fluctuates and typically spikes near the end of each year. It hit a cyclical peak of $1,665 last December. Its food and beverage operation generates a 24.6 percent profit margin, and hotel NOI was $12.5 million. If the IPO is successful, De Baets hopes to offer similar trophy properties under the same structure. "I think we are at the birth of a new asset class," he said. "We are very excited about the prospects of this because it may eventually change the way people do real estate investing in the future. The user in this day and age wants to be a stakeholder in a product that they fancy." Comments? E-mail Tim Casey or call him at (267) 397-3347.

CoStar Lux Hotel in Aspen to Become Country's First Single-Asset REIT By Molly Armbrister November 15, 2017 The St. Regis Aspen Resort Hotel Will Be Offered for Investment to the Public The iconic St. Regis Aspen Resort will become the first single-asset REIT in the country later this year, pending regulatory approval of Aspen REIT Inc., a newly-formed company that intends to own the resort after making history as the first single-asset REIT to list on a national securities exchange in the U.S. Shares in the new REIT will be available via a special kind of initial public offering known as Regulation A+, according to a filing this week with the U.S. Securities and Exchange Commission. REITs are usually composed of several properties that are spread out geographically or that include several different asset classes in order to offer a measure of protection against risk. But single-asset REITs are allowed under the 2012 Jumpstart Our Business Startups Act, which also established new rules around crowdfunding. This is the first time a company has made use of the rule allowing single-asset REITs, said Stephane De Baets, CEO and president of Aspen REIT, and he expects to create more of them in the years ahead. Asked about the concentrated risk that comes with a single-asset REIT, De Baets said that investors in the property will understand what their investment means and that the fact that only one property is involved means that investors will be better informed. "What you see is what you get, and that's something that the investment community will understand," he said. Aspen REIT plans to offer 1.675 million shares at $20 per share with the goal of raising about $33.5 million in gross proceeds, which will then be used to acquire a 100 percent indirect interest in the property. The offering allows people who may not otherwise be able to invest in real estate to place money in the property, De Baets said. "It's the democratization of the investing landscape," he added. De Baets is confident that a high-profile asset like the St. Regis, a 179-room, full-service luxury hotel, will not only attract investors but also continue to perform well, resulting in good returns for investors. "As a firm, we believe this will be the first of many. In order to determine if right or wrong, we had to pick the best possible asset, and this is one of the most iconic properties in North America," De Baets said. Mike Cahill, founder and CEO of Greenwood Village-based Hospitality Real Estate Counselors, agreed that the property's exclusive profile would help it stand out among other public investment opportunities.

"This is creative, out-of-the-box thinking. They're using the prestige of the asset to reach out to the public market," said Cahill. Located at 315 E. Dean St. in Aspen, CO, the resort is managed by a subsidiary of Marriott International.

St. Regis Aspen IPO deviates from traditional offerings | AspenTime... https://www.aspentimes.com/trending/st-regis-aspen-ipo-deviates-f ... St. Regis Aspen IPO deviates from traditional offerings November 19, 2017 The real estate investment trust aiming for a $33.5 million initial public offering of the St. Regis Aspen Resort hotel not only is testing the waters for new investors, but also entering rarely chartered waters in the stock market. That's according to a professor at the University of Denver, who noted last week that both the single-asset REIT like the one seeking an IPO for the St. Regis, as well as its Regulation A-plus offering, "are a little bit unusual." According to an offering circular filed Nov. 13 with the Securities and Exchange Commission, Maryland-based Aspen REIT Inc. "has been formed to own the St. Regis Aspen Resort in Aspen, Colorado. We are a single-asset REIT and currently intend to own only the St. Regis Aspen Resort. Therefore, an investment in our common stock is an investment in the St. Regis Aspen." Because REITs traditionally have more than one asset, the investment risk in them is lower than a single-asset REIT because "one property could not be doing so well and the others are doing well. In this case, you're completely taking the risk on Aspen and the St. Regis because there's no diversity," explained Dr. Mac Clouse, a professor of finance at the University of Denver's Daniels College of Business. A Regulation A-plus IPO would allow anyone to invest in the St. Regis, whose stock would be listed on the New York Stock Exchange under the ticker symbol "AJAX." Borne out of the Jumpstart Our Businesses Startups Act, or JOBS Act, which was 1 of 3

St. Regis Aspen IPO deviates from traditional offerings | AspenTime... https://www.aspentimes.com/trending/st-regis-aspen-ipo-deviates-f ... signed into law in 2012, Regulation A-plus IPOs are more inclusive to investors while small start-up companies face less-stringent regulations for them to raise capital. "One thing that happens with IPOs is it's not easy for an individual to get into the IPO in the first round of sales," Clouse said. "The stocks generally goes more to the institutional investors and the people who are friends of the issuing firm, and the public doesn't get in there until the second or third round of buying, so it's not something that investors can usually get into in the beginning of the process. "The upside for the company is that the IPO is a little quicker and not much of the regulatory process that goes on with the normal IPO, and it's giving a smaller entity to make this happen on a quicker basis and cheaper basis." Because Regulation A-plus IPOs occur quicker than traditional ones, Clouse cautioned investors to become as familiar as they can with the company stock they are eying. In a recent interview, Stephane De Baets, who heads Aspen REIT Inc., said "my good feeling" is the IPO of 1.675 million stocks at $20 per share would take place in December. Aspen REIT currently is focused on the IPO and does not have future rounds of selling under consideration, he said. Aspen REIT was formed Dec. 22, 2016, in Maryland and is managed by a subdivision of Elevated Returns LLC, a New York-based real estate asset management and advisory firm also controlled by De Baets. Represented by De Baets' Bangkok-based OptAsia Capital Co. Ltd, 315 Dean Associates Inc. acquired the five-star St. Regis for $70 million (https://www.aspentimes.com/news/st-regis-aspen-sale-finalized-for-70-million/) in September 2010. Dean Associates currently is funding $1.6 million in renovations at the 179-guestroom hotel, which opened in 1992 as a Ritz-Carlton Hotel before being converted to the St. Regis in 1998. Maxim Group LLC would be the lead agent in selling the shares and would receive 7 percent of gross proceeds in the IPO from Dean Associates, according to the circular. Unlike normal investments, a REIT is required to make quarterly distributions to shareholders. "There is that benefit," Clouse said. "It's not your normal investment in a stock. REITs are different that way." Aspen REIT's circular notes both the pros and cons of investing in the St. Regis, and it also references the 104-room W Hotel being built on East Durant Avenue (https://www.aspentimes.com/news/w-hotel-work-gets-underway-in-aspen/) at the 2 of 3

St. Regis Aspen IPO deviates from traditional offerings | AspenTime... https://www.aspentimes.com/trending/st-regis-aspen-ipo-deviates-f ... base of Aspen Mountain. With a projected opening in 2019, W Hotel will replace the 90-room Sky Hotel, which was torn down in the spring. W Hotel is a luxury-hotel division of Starwood Hotels & Resorts Worldwide, based in Stamford, Connecticut. Starwood merged with Marriott International in September 2016. The St. Regis Aspen is managed by a subsidiary of Marriott. "We also compete with existing and new hotels operated under various brand names," the circular said. "Three new hotels are scheduled to open in Aspen in the next five years, including another hotel affiliated with Starwood, which would compete directly with the St. Regis Aspen Resort for loyalty rewards program business." Neither Marriott nor Starwood have an ownership interest in the St. Regis Aspen, nor does the residential component of the St. Regis. For the nine months that ended Sept. 30, St. Regis registered $22.9 million in room revenue, according to the circular. For the year that ended Dec. 31, 2016, it had room revenue of $28.7 million. Total revenue for the first nine months of this year were $34.9 million and $42.6 million for all of 2016. Total operating expenses were $16.8 million from January through Sept. 30, and $20.2 million for the entire 2016. The circular also notes, "Upon the completion of this offering and the contribution transactions, our only long-term debt is expected to be a $120 million mortgage on the St. Regis Aspen Resort." rcarroll@aspentimes.com (mailto:rcarroll@aspentimes.com) Editor’s note: This story has been updated. 3 of 3

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo Aspen REIT: The St. Regis IPO Dec. 3, 2017 11:02 AM ET26 comments by: Dividend Sleuth Summary A new single-asset REIT prepares for its initial public offering. Aspen REIT is a new concept for individual investors. Opportunities and risks with a single-asset REIT. Why I like REITs I like real estate investment trusts. REITs make up almost 17% of my retirement income portfolio. My first REIT was New Plan Realty Trust, which had its origin in 1942, when Morris Newman developed a business that enabled investors with limited resources to pool their money to invest in large real estate properties. Today, the REIT structure has been adopted by various types of commercial and residential properties, even including cell towers, timber, billboards and solar properties. REITs are popular among retirees and other income-seeking investors for several reasons: REITs do not pay federal income tax as long as the bulk of their assets and income are connected to real estate investment and they pay at least 90% of their taxable income in dividends to shareholders. REITs can provide some diversification within a portfolio, although the correlation between REITs and common stocks fluctuates over time. While most yields are lower in today's interest rate environment, REITs tend to provide a somewhat higher yield than common stocks. REITs provide a way to mitigate company-specific risk because many REITs themselves represent a diversified portfolio of real estate, such as Realty Income (O), which has more than 5,000 properties. A single-asset REIT What if you could buy a single-asset REIT? You would forego diversification and take on 1 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo increased company-specific risk and you would participate more fully in any potential price appreciation of the property. I recently conversed with someone who envisions another way to diversify, by developing a company that potentially will manage several single-asset REITs. Aspen REIT, Inc. (Pending:AJAX) is a newly-formed, single-asset real estate investment trust that plans to execute its initial public offering in December 2017. Aspen REIT expects to be the first single-asset REIT to list on a US national exchange. Aspen, Colorado is a year-round tourist destination and one of the world's premier ski-resorts. The St. Regis Aspen Resort attracts couples, families, celebrities, wealthy individuals and top executives for vacations and business events. The resort is near skiing, snowmobiling and dog sledding sites as well as whitewater rafting, horseback riding, hiking, golf, hot air ballooning and paragliding. The St. Regis Aspen was built in 1992, and will be the sole real estate asset of the new Aspen REIT. It's a 179-room luxury hotel located at 315 East Dean Street, Aspen, Colorado 81611. The St. Regis Aspen was originally a 257-room Ritz-Carlton hotel owned by a Saudi Arabian businessman, Sheik Abdul Aziz Bin Ibrahim Al Ibrahim. In 1997, ITT Sheraton became the property manager. As part of the $14.3 billion 1998 acquisition of Sheraton by Starwood Hotels, the Aspen Ritz became a St. Regis, a network of 30 luxury 5-star hotels and resorts operated by Starwood. In 2005, Starwood converted 98 rooms in the hotel's east wing to 25 residential condominium units, which are not and will not be owned by Aspen REIT. The remaining 179 rooms (154 standard rooms and 25 suites) and the other hotel facilities on the campus comprise the St. Regis Aspen Resort. In 2010, the St. Regis Aspen was sold by Starwood for $70 million to the present ownership group led by Stephane De Baets, now 48, Managing Director of OptAsia Capital, a financial advisory firm in Bangkok, Thailand. 2 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo (Photo from St. Regis Aspen website) (Photo from DSC) The property features restaurants, a private spa, 29,000 square feet of indoor and outdoor conference and banquet venues, and a heated outdoor pool with panoramic views of the Aspen mountainside. 3 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo (Photo from St. Regis Aspen website) Here's more from the St. Regis website: Photo Gallery Video Activities, Services, Events Fact Sheet Aspen, Colorado The town of Aspen sits at the base of Aspen Mountain, for which the town is named. Aspen Mountain straddles the continental divide in the White River National Forest. The local population commonly refers to Aspen Mountain as Ajax Peak or Ajax Mountain, which explains Aspen REIT's choice of the ticker symbol AJAX. Aspen (2010 population 6,658) is the seat of Pitkin County (2010 population 17,148). Aspen is about 4 hours west/southwest of Denver, via I-70 and CO-82. Aspen hosts the World Cup ski races, the ESPN Winter X Games, the Food & Wine Classic and the Aspen Music Festival. After the initial public offering, the St. Regis Aspen will continue to be managed by a subsidiary of Marriott International Inc. The resort consistently attracts a wide range of guests including families, celebrities and top executives due to its location, amenities and year-round activities including world-class skiing and cultural and sports events. 4 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo On November 13, 2017, Aspen REIT announced that it filed a Form 1-A to launch a Regulation A+ initial public offering to raise approximately $33.5 million in gross proceeds. A new concept and a caveat emptor Aspen REIT will be externally managed by ER-REITS, LLC, a majority-owned subsidiary of Elevated Returns LLC, a New York-based real estate asset management and advisory firm, which in turn is wholly owned by Stephane De Baets. As of September 30, 2017, Elevated Returns had approximately $250 million in assets under management, including the St. Regis Aspen Resort. Properties such as the St. Regis Aspen typically have been owned by institutions or by the world's wealthiest individuals. Reminiscent of the origins of the aforementioned New Plan Realty, the concept behind Aspen REIT is to make it possible for any investor to have an ownership interest in a single asset such as the St. Regis Aspen. This article departs from my usual "cup of tea," which is conservative REITs with long histories of dividend growth. I'm intrigued by this new REIT. In a brief conversation with Stephane De Baets (pronounced "ste fahn de bates") last month, he indicated that his goal is to have perhaps six or seven single-asset REITs managed by the external manager, Elevated Returns. When Starwood (now Marriott) decided to move toward a more "asset lite" model, it sold the St. Regis Aspen. Marriott continues to manage the property. De Baets believes the single-asset REIT model may be attractive to other hotel owners who would like to monetize their investment, particularly if it is a luxury hotel in a popular tourist/convention destination. Aspen REIT is De Baets' first REIT development and he is very motivated to make this first venture a successful experience for investors. The obvious big "caveat emptor" here is that a potential investor must weigh the pros and cons of a "single shot" investment in the St. Regis Aspen versus a more diversified asset such as Apple Hospitality REIT (APLE), for example, which owns 230 hotels. Aspen REIT management Management is always critical. Anyone considering Aspen REIT would be wise to get to 5 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo know Stephane De Baets. He's a triathlete investment banker and the principal behind AJAX. His Linkedin page describes his interests as: "Global Assets Management (Hospitality--Real Estate--Special situation) Restaurants and others under License form Food and Wine Magazine. Dream Chaser." De Baets is a native of Belgium, with a master's degree in management services, finance and marketing from Solvay Business School of Management at the Université libre de Bruxelles. De Baets worked as an auditor primarily with the European Community and from 1999 to 2001, served as director at Devonshire Capital. De Baets moved to Asia in 1994 where he worked in institutional sales for several Thai brokerage houses, including Seamico Securities. In 2003 he joined Grant Thornton LLP as Head of Corporate Finance in Bangkok where he worked in mergers and acquisitions. In 2008, De Baets left GT to start OptAsia Capital, where he is Managing Partner. OptAsia was the entity that facilitated the purchase of the St. Regis Aspen from Starwood in 2010. In 2012 De Baets opened a new restaurant at the resort called the Chefs Club. Working with restauranteur Louise Vongerichten, the Chefs Club Aspen became a "laboratory" for developing the concept to build a gathering spot for chefs, where top "toques" from around the world would "cook, contribute, and converse." De Baets and Vongerichten soon developed a New York Chefs Club restaurant from scratch, building on what they learned in Aspen. An April 2017 Forbes article describes how De Baets plans to take the Chefs Club brand global, focused on London and Asia. In 2014, De Baets formed Elevated Returns LLC, which is the majority owner for the Manager of Aspen REIT. De Baets has served as chief executive officer and president since its founding. De Baets brings 20 years of successful experience in investment banking, asset management, financial structuring, and M&A. He has advised companies in both Asia and the U.S. and he has significant experience in the development and management of both real estate and hospitality. Aspen REIT's chief financial officer, secretary and treasurer is Michael Wirth. He joined Elevated Returns in 2016 and has over 30 years of experience in the real estate and financial services sectors and over 12 years of experience in the REIT 6 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo industry. Mr. Wirth has been an executive at several real estate and financial services companies for over 16 years, taking five companies through the IPO process. Since 2016, Mr. Wirth has been the chief financial officer and chief operating officer for Cape Advisors, Inc., a real estate development company in New York and New Jersey. Alex Ho, Elevated Returns' comptroller, has worked with Stephane De Baets for over 20 years. Jason Kirschenbaum, the Manager's managing director, joined Elevated Returns in 2016 and has over 10 years of experience in the real estate business, including real estate investment, financing and development. Scott Alper, Stephen Orr and Allan Grafman are director nominees. For more information about the leadership team, see the Aspen REIT website. The upcoming IPO The IPO will be through the Jumpstart Our Businesses Startups Act, commonly referred to as the JOBS Act, which was signed into law in 2012. The JOBS Act eases SEC restrictions on IPOs by smaller companies wishing to go public. In a November 13, 2017 interview with the Aspen Times, De Baets said he expects the IPO will occur in December. The Aspen Chefs Club will not be included in the IPO. The November 13 press release indicated that AJAX expects to raise approximately $33.5 million in gross proceeds by offering 1,675,000 shares at $20.00 per share. The Company intends to use most of the net proceeds from IPO, together with equity in the Company’s subsidiary operating partnership, to acquire a 100% indirect interest in the Property. The Preliminary Offering Circular filed with the Securities and Exchange Commission in November, 2017 indicated that of the projected $20 offering price, Aspen REIT will net approximately $18.60 per share. The circular said this about the New York-based Elevated Returns: 7 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo "We believe our relationship with Elevated Returns will provide us with significant advantages, as Elevated Returns executives are actively involved in the day-to-day management of its invested companies and focused on the ownership, operation and acquisition of hospitality assets located within the top markets throughout the United States." The diagram below is included in Aspen REIT's Preliminary Offering Circular. It shows the anticipated structure of the company after giving effect to the contribution transactions and the initial public offering. (1) Mr. De Baets and unaffiliated third-party investors indirectly own 315 East Dean Associates, Inc. In addition, Mr. De Baets serves as the general partner of the entity that indirectly owns 92.7866% of 315 East Dean Associates, Inc. (2) OP units in our operating partnership are redeemable for cash or, at our option, exchangeable for shares of common stock on a one-for-one basis, beginning one year after the completion of this offering. 8 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo

(3) As described below, our Manager is controlled by Mr. De Baets.

(4) Mr. De Baets owns 100 shares of our common stock acquired in connection with our formation.

The circular filed with the SEC describes the resort's facilities, such as 14 fully equipped meeting spaces that can accommodate special events and celebrations for up to 1,200 guests. The indoor meeting space includes the 9,146-square-foot Grand Ballroom. The St. Regis Aspen Resort also features the 15,000-square-foot Remède Spa, a fitness center, a heated outdoor swimming pool and three outdoor whirlpools with views of the mountains. Various high-end retailers lease retail space from the hotel.

In addition to catering and in-room dining, the St. Regis Aspen operates Velvet Buck a casual restaurant, Mountain Social, for cocktails and light meals, and Splash, an outdoor summer venue adjacent to the outdoor swimming pool.

The hotel also leases space to the Chefs Club Aspen restaurant and bar, which is managed and owned in part by De Baets.

The Preliminary Offering Circular notes that De Baets has or has had management and ownership interests in the Sunset Tower Hotel in West Hollywood, California, the Chefs Club restaurants in Aspen, Colorado and New York City, and Chefs Club Counter, Lupulo and Aldea Restaurants in New York City.

Selected pro forma data

Here are some selected pro forma data from the Preliminary Offering Circular:

(in thousands, except percentages and per share amounts)	(unaudited) As of and for the nine months ended September 30,		As of and for the year ended December 31,		Pro forma as of and for the nine months ended September 30,	Pro forma as of and for the year ended December 31,
	2017	2016	2016	2015	2017	2016
Income Statement Data						
Revenues, net						
Rooms	$ 22,872	$ 20,659	$ 28,671	$ 24,350	$ 22,872	$ 28,671
Food and beverage	6,962	7,085	8,148	8,022	6,962	8,148
Other operating departments						

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Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo Total revenue for the 9 months ending 9/30/17 was up 7.83% over the same 9-month period in 2016. Net operating income for the first 9 months of 2017 was up 35.23% over the first 9 months of 2016. Some things to consider In a November 17 conversation about the upcoming initial public offering, Stephane De Baets said the 1,675,000 shares offered to the general pubic in the initial public offering will be worth 49% of Aspen REIT's equity value. He will retain a controlling interest in the remaining 51%, represented by 1,743,468 operating partnership shares, for a total of 3,418,468 shares. The OP shares are "locked up" for one year, but Mr. De Baets has indicated that he does not intend to sell any shares upon the expiration of the restricted period. He intends to be a long-term shareholder. The St. Regis Aspen Resort was purchased by De Baets in 2010 for $70 million. After the purchase, the new owners invested $42 million in improvements. De Baets and the present leadership team have provided continuity and considerable skill in marketing and development. One example is the creation of the original Chef Club restaurant at St. Regis. 10 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo In our conversation, De Baets reported that the property's value is $188 million, against which there is $120 million in debt, leaving $68.4 million in equity. The IPO will represent about $33.5 million in shareholder equity and the management group will own about $34.9 million of the equity. I asked De Baets two questions about the financial structure: What will be the fee structure for the external manager? He said the expenses will include filing fees, auditors, attorneys, fees for independent directors and fees for the manager. Their intent is to cap these fees at the greater of either $1 million or 1% of equity. He was very transparent about the operation. He said he expects the external manager to lose money on AJAX, but he intends for this to be the first of several single-asset REITs that will be managed by the external manager. He estimates that the "break-even" point for the external manager will be three REITs, and if others are added, the external manager (as well as the managed REITs) would benefit from the reduced costs due to scale. What will be the expected dividend? De Baets said that based on an estimated offering price of $20 per share, the expected yield would be about 5.8%, or about $1.15 annually. Conclusion A prudent investor must weigh several factors in determining whether to invest in AJAX. This is a single-asset REIT, which means AJAX does not offer the diversity that comes with a REIT that owns properties in multiple locations. The converse is also true: An investor in AJAX will enjoy the full impact of any potential gains. Stephane De Baets has an excellent track record as an investment manager with considerable experience and expertise in the upscale hospitality industry--lodging and restaurants. He is without question the driving force behind the creative vision and strategic implementation of Aspen REIT. Anyone investing in AJAX is investing alongside De Baets. He is forthright and transparent. He is clear about his goals and the goals he has established for Aspen REIT. Given the model that he is creating, Aspen REIT's external management makes sense, though this structure requires an investor to monitor fees paid to the external manager. There are potential benefits to investing alongside De Baets as well as risks. The REIT's disclosure to the SEC indicates that prior to the completion of the stock offering, it plans to secure a $5 million "key person" life insurance 11 of 12

Aspen REIT: The St. Regis IPO - Aspen REIT (Pending:AJAX) | Se... https://seekingalpha.com/article/4129262-aspen-reit-st-regis-ipo policy on De Baets. It's unlikely that AJAX will be rated by an agency such as Standard & Poor's. Because of its size and its nature as a single-asset REIT, an investment in AJAX would be considered speculative by most dividend investors. In addition to the risks already mentioned, the Preliminary Offering Circular filed with the SEC states that even though the REIT intends to pay a dividend, AJAX cannot assure an investor that any distributions will be made. I will watch with interest the developments around the initial public offering. I will continue to perform due diligence. I'm intrigued by the pioneer nature of the concept. The St. Regis Aspen is an attractive property. I'm impressed with De Baets' vision and candor. So, I have added AJAX to my watch list. My goal is to write at least one article a week, usually about a company in my retirement portfolio. For the next few weeks, I'll be writing about the REITs in the portfolio. I always learn from our Seeking Alpha conversations. I welcome your opinion because your responses enrich our discussion. You can access a list of previous articles here. To be notified of future articles on a real-time basis, just click "Follow" at the top of this article, then choose "Follow this author" and "Real-time alerts." It's not my intent to advocate the purchase or sale of any security. I offer articles to provide ideas for stocks to study and to share a journal of my effort to design and build a retirement portfolio that puts a priority on relative safety, a history of dividend growth and solid future prospects. Your goals and risk tolerance may differ, so please do your own due diligence. Disclosure: I am/we are long JNJ, PG, MMM, WMT, MSFT, MRK, PFE, XOM, AAPL, CSCO, TD, SPG, ADP, RY, BCE, O, VTR, DUK, KMB, PPL, SKT, PEP, NNN, WPC, GPC, EPD, MMP, BEP, BIP, VFC, QCOM, TGT, TXN, IBM, HRL, KO, GE, PEGI, MRCC, HASI, APLE, VTI, VEA, VWO, VYM, VOE, VNQ, VPU. I wrote this article myself, and it expresses my own opinions. I am not receiving compensation for it (other than from Seeking Alpha). I have no business relationship with any company whose stock is mentioned in this article. 12 of 12